[SPECTRUM LOGO]

                    F O R . I M M E D I A T E . R E L E A S E
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        Spectrum Signal Processing Announces New England Sales Office for
                       aXs(TM)Voice over Packet Solutions

Burnaby, B.C., Canada - August 13, 2001 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY) today announced the opening of a regional sales office in the Boston area. The new office is responsible for sales of Spectrum's aXs(TM) Voice over Packet processing solutions to the Eastern United States and Canada. Spectrum has appointed Brian Straw, formerly of Cisco Systems, to the position of Regional Sales Manager.

"Our New England office will provide dedicated and focused sales and technical support to the numerous telecommunication equipment manufacturers in the Eastern region," stated Andy Talbot, Vice-President of Spectrum's Network Solutions group. "This will enable Spectrum to provide world-class local support to an area that has been at the forefront of activity in the advanced networking space," he added.

Spectrum's high-density aXs voice-processing subsystems include the recently announced aXs.620. The aXs.620 provides up to 1344 channels of flexible packet-voice processing compared to other modules that only deliver 480 voice channels or less.

Spectrum's existing offices in Maryland, California and Texas will retain their focus on selling flexComm software defined wireless subsystems to commercial, government and military wireless customers.

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets wireless signal and voice-over-packet (VoP) processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 14 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, cellular base stations, satellite ground stations, and government communications systems. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our company's web site at www.spectrumsignal.com.

(TM)aXs is a trademark of Spectrum Signal Processing Inc.


Spectrum Contacts:
Brent Flichel                               Liza Aboud
Investor Relations                          Business and Trade Media
Phone: 604-421-5422 ext. 247                Phone: 604-421-5422 ext. 152
Email:  brent_flichel@spectrumsignal.com    Email: liza_aboud@spectrumsignal.com